UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES ACT OF 1934
For the month of November, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA Technologies PLC
(‘IONA’ or ‘the Company’)
TOTAL VOTING RIGHTS
In conformity with Regulation 20 of the Transparency (Directive 2004/109/EC) Regulations 2007 IONA announces that as of 31 October 2007:
IONA’s issued share capital consists of 36,246,357 Ordinary Shares of nominal value €0.0025 each with voting rights. IONA does not hold any Ordinary Shares in treasury which do not carry voting rights. Therefore, the total number of voting rights in IONA is 36,246,357.
The above figure may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in IONA under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.
CONTACTS:
Donal Moriarty
Corporate Counsel
IONA Technologies PLC
Tel:          +353 1 637 2000

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: November 1, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer